SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

3 October 2013

Aviva plc (the "Issuer") €650,000,000 Fixed/Floating Rate Subordinated Notes due 2023 (ISIN: XS0177448015) (the "Notes") Cancellation of Listing

The Issuer wishes to announce that it has, on 2 October 2013, in accordance with the Terms and Conditions of the Notes, redeemed the Notes in full and that the listing of the Notes on the Official List of the United Kingdom Listing Authority has been cancelled with effect from (and including) 3 October 2013.

Contacts:

Investor contacts:

Colin Simpson                           +44 (0)20 7662 8115
David Elliot                                +44 (0)20 7662 8048

Media contacts:

Nigel Prideaux                           +44 (0)20 7662 0215
Sarah Swailes                            +44 (0)20 7662 6700

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

This information is provided by RNS. The company news service from the London Stock Exchange

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 03 October, 2013

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary